Filed by Sabine Oil & Gas LLC

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Commission File No.: 001-13515

On June 17, 2014, Sabine Oil & Gas LLC issued the following press release:

Sabine Oil & Gas LLC Affirms that Committed Financing is Fully in Place for Transaction with Forest Oil Corporation

HOUSTON, TX – June 17, 2014 /PRNewswire/ — Sabine Oil & Gas LLC (“Sabine”) today provided an update on financing arrangements in relation to the proposed business combination transaction with Forest Oil Corporation (“Forest”)(NYSE: FST) announced on May 6, 2014. David Sambrooks, Sabine’s Chief Executive Officer, stated, “There was a report yesterday that the $850 million bridge financing facility was pulled—this is incorrect. The financing commitment required to consummate the transaction with Forest is still in place and unchanged as described in the Form S-4 filed by New Forest Oil Inc. and the proposed combination of our companies is moving ahead. All parties remain fully committed to this transaction and will continue to take the necessary steps to ensure it is consummated to the benefit of all shareholders.”

Key Business Combination Updates:

•	The Form S-4 for New Forest Oil Inc. was filed with the SEC on May 29, 2014.
•	The $1 billion commitment for the New Revolving Credit Facility is in place, unchanged, as described in the Form S-4. The facility was originally underwritten 50/50 by Wells Fargo Securities, LLC and affiliates and Barclays Bank PLC, with five other banks subsequently joining this facility for 10% each.
•	The $850 million commitment for the bridge facility is in place, unchanged, as described in the Form S-4. This facility was originally underwritten 50/50 by Barclays Bank PLC and Wells Fargo Securities, LLC and affiliates, with five other banks subsequently joining this facility for 10% each. The process was initiated to further syndicate this facility with a meeting of potential participants occurring on June 11, 2014. This further syndication process is being deferred, but this deferment does not affect in any way the commitment of the current facility participants to this financing or the financing plans of the combined company.

For information regarding the previously announced combination of Sabine and Forest, please refer to the joint press release issued by Sabine and Forest dated May 6, 2014 and other documents filed with the SEC. Consummation of the transaction remains subject to approval by the Forest shareholders, regulatory approvals and other customary closing conditions. Subject to satisfaction of these conditions, the parties continue to target the third or fourth quarter of 2014 for closing.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transactions, on May 29, 2014, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Forest Oil Corporation that also constitutes a preliminary prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at IR@forestoil.com.

PARTICIPANTS IN THE SOLICITATION

Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors is available in Forest Oil Corporation’s proxy statement filed with the SEC on March 26, 2014, for its 2014 annual meeting of shareholders, and information about Forest Oil Corporation’s executive officers is available in Forest Oil Corporation’s Annual Report to shareholders filed with the SEC on February 26, 2014. Information about Sabine Oil & Gas LLC’s directors and executive officers is available in the registration statement on Form S-4 filed by New Forest Oil Inc. on May 29, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, as well as risks related to the transactions, please see the registration statement on Form S-4 filed by New Forest Oil, Inc. on May 29, 2014. The forward-looking statements included in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.

Source: Sabine Oil & Gas LLC

CONTACT:

Shane M. Bayless,

EVP & Chief Financial Officer

Sabine Oil & Gas LLC

832-242-9602

sbayless@sabineoil.com

Web Site: www.sabineoil.com